Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on April 29, 2024.

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act. The JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of certain accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year in which we have more than U.S.$1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded U.S.$700 million, (iii) the issuance, in any three-year period, by us of more than U.S.$1 billion in non-convertible debt securities, and (iv) the last day of the financial year ending after the fifth anniversary of our initial public offering.

Overview

We are a “Super mobility app” offering ultimate convenience and reliability for our customers through multiple mobility tools that can be accessed and function seamlessly out of a single app. Through the power of technology, we are committed to positively impact the lives of all drivers by revolutionizing the way people and goods move. Our app allows for both on-demand and scheduled carpooling and ride-hailing services, and on-demand, scheduled and multi-stop parcel delivery services.

Headquartered in Singapore, we plan to expand into Southeast Asia, such as Malaysia and Thailand, and other countries, such as Australia and New Zealand.

Summary of Our Services

Our current app powers mobility for the community allowing real-time connection between riders, goods and drivers.

a)	Mobility (Ride-hailing): Ryde’s ride-hailing service allows users to book rides with drivers using a mobile app.
b)	Mobility (Carpooling): Ryde’s carpooling service allows users to share rides with others who are traveling in the same direction, helping to reduce congestion and carbon emissions.
c)	Quick commerce: Ryde’s delivery service allows users to make a delivery booking using a mobile app.

We expanded our services in 2018 with the launch of RydeSEND, a quick commerce solution. Integrated within the Ryde app, RydeSEND allows users to conveniently select the service and have their goods delivered within 50 minutes of pickup. One of the standout features of RydeSEND is its real-time tracking system, providing users with the ability to monitor the progress of their deliveries in real-time.

In March 2022, we introduced an enhanced multi-stop feature, enabling users to send their items to up to 6 different destinations in a single trip. This advancement optimizes efficiency and reduces costs for users with multiple delivery needs. Each stop within a booking may have varying delivery windows, providing flexibility and convenience. Delivery fees are calculated based on factors such as distance, time, and additional delivery-related costs, including surging prices during periods of high demand.

In February 2023, we further bolstered our technological capabilities through the acquisition of Meili Technologies Pte. Ltd. This strategic move not only brings advanced software technology to our platform but also strengthens our position by leveraging existing contractual relationships with various clients. Additionally, we expanded our pool of delivery partners by offering opportunities for motorcyclists and walkers to become RydeSEND partners. This expansion aims to enhance our overall fulfillment rate and ensure prompt and efficient delivery services for our customers.

Through RydeSEND, we continue to transform the quick commerce landscape, providing a seamless and reliable solution for users to have their goods delivered swiftly and conveniently. Our commitment to innovation, strategic partnerships, and expanding our delivery network enables us to meet the evolving demands of our customers while driving revenue growth in the competitive quick commerce sector.

Overall, we aim to provide safe, reliable, and affordable transportation options for our users while also promoting sustainable mobility and quick commerce practices.

Financial Operations Overview

Comparison of Six Months Ended June 30, 2024 and 2023

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Revenue	3,229	4,376	5,232	(856)	-16%

Other income	32	43	49	(6)	-12%
Drivers and riders cost and related expenses	(1,457)	(1,975)	(3,669)	(1,694)	-46%
Employee benefits expenses	(813)	(1,102)	(963)	139	14%
Depreciation and amortization expenses	(182)	(247)	(181)	66	36%
Finance cost	(55)	(75)	(52)	23	44%
Other expenses	(3,509)	(4,755)	(3,751)	1,004	27%
Operational loss	(2,755)	(3,735)	(3,335)	400	12%
Impairment of goodwill	-	-	(664)	(664)	-100%
Share-based compensation	(7,237)	(9,807)	-	9,807	100%
Loss before income tax taxes	(9,992)	(13,542)	(3,999)	9,543	239%
Income tax expense	-	-	-	-	-
Net loss	(9,992)	(13,542)	(3,999)	9,543	239%

Revenue

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Mobility	2,054	2,783	3,129	(346)	-11%
Quick commerce	72	98	86	12	14%
Membership	227	308	313	(5)	-2%
Advertising initiatives	841	1,140	1,704	(564)	-33%
Others	35	47	-	47	100%
Total revenue	3,229	4,376	5,232	(856)	-16%

In the first six months of 2024, total revenue from all income streams decreased by S$856,000 or 16% to S$4,376,000 compared to S$5,232,000 in the first six months of 2023.

Revenue from mobility decreased by S$346,000 or 11% to S$2,783,000 compared to S$3,129,000 in the first six months of 2023. The decline in the revenue mainly contributed by the transition to the 0% driver commission model.

In the first six months of 2024, the revenue from advertising initiatives decreased by S$564,000 mainly due to the lesser demand of advertising in the first six months of 2024.

Other income

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total other income	32	43	49	(6) -12%

Other income decreased by S$6,000 or 12% to S$43,000 in the first six months of 2024, compared to S$49,000 in the first six months of 2023. The decrease was mainly due to the reduction in the government grants from the Singapore authorities.

Drivers and riders cost and related expenses

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total drivers and riders cost and related expenses	1,457	1,975	3,669	(1,694)	-46%

In the first six months of 2024, our drivers and riders cost and related expenses decreased by S$1,694,000 or 46% to S$1,975,000 compared to S$3,669,000 in the first six months of 2023. This decrease is mainly attributed to the ongoing effort to reduce the incentives for drivers and riders.

Employee benefits expenses

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total employee benefits expenses	813	1,102	963	139	14%

Our employee benefits expenses increased by S$139,000 or 14% to S$1,102,000 in the first six months of 2024, compared to S$963,000 in the first six months of 2023. This was mainly due to the increase in the employee’s salaries and wages in the first six months of 2024.

Depreciation and amortization expenses

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total depreciation and amortization expenses	182	247	181	66	36%

The depreciation and amortization expenses increased by S$66,000 or 36% to S$247,000 in the first six months of 2024, compared to S$181,000 in the first six months of 2023. This was mainly due to the increase in intangibles assets.

Finance expense

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total finance expense	55	75	52	23	44%

Our finance expense increased by S$23,000 or 44% to S$75,000 in the first six months of 2024, compared to S$52,000 in the first six months of 2023. The increase of the finance expenses is primarily attributable by the unsecured note payable to third party and shareholder starting from April 2023.

Other expenses

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total other expenses	3,509	4,755	3,751	805	21%

Our other expenses increased by S$805,000 or 21% to S$4,755,000 in the first six months of 2024, compared to S$3,751,000 in the first six months of 2023.This was mainly due to increase in legal and professional fees by S$1,165,000 or 101% to S$2,313,000 in the first six months of 2024, compared to S$1,148,000 in the first six months of 2023. The increase was partially offset by the decrease in marketing expenses by S$545,000 for the first six months of 2024.

Impairment of goodwill

	For the six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total impairment of goodwill	-	-	(664)	(664)	-100%

In the first six months of 2023, an impairment of goodwill was recognized as a result of the carrying value exceeding the fair value of Meili Technologies Pte. Ltd.

Share-based compensation

	For six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Total share-based compensation	7,237	9,807	-	9,807	100%

In June 2024, the Company issued 1,500,00 Class A Ordinary Shares of the Company to certain consultants. The consulting services provided by the Consultants to the Company pursuant to the Consulting Agreements include: review and provide advice on the Company’s strategic plans; meet with focus groups and interested parties to discuss the Company’s strategic plans; provide advice on how best to position the Company and its subsidiaries in the future; propose potential acquisition targets for the Company and its subsidiaries; and assist in dealing with the corporate matters entrusted to the Consultants by the Company and its subsidiaries.

The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$4.84 per share.

During the six months ended June 30, 2024, the Company recognized share-based compensation of S$9,807,000 (US$7,237,000) in the consolidated statements of operations and comprehensive loss.

Liquidity and capital resources

Cash flow summary

	For six months ended June 30,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Cash and cash equivalents – beginning of the period	1,250	1,694	3,007	(1,313)	-44%

Net cash used in operating activities	(7,025)	(9,522)	(2,521)	7,001	278%
Net cash used in investing activities	(194)	(263)	(189)	74	39%
Net cash provided by financing activities	8,165	11,067	2,000	9,067	453%
Net change in cash and cash equivalents	946	1,282	(710)	1,992	281%

Cash and cash equivalents – end of the period	2,196	2,976	2,297	679	30%

Operating Activities

Net cash used in operating activities was S$9,522,000 for the six months ended June 30, 2024. This was mainly attributable to the net loss of S$13,542,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, debt issuance cost, and share-based payment expenses totaling S$10,223,000. This was partially offset against net cash outflows arising from the net change in operating assets and liabilities of S$6,203,000.

Net cash used in operating activities was S$2,521,000 for the six months ended June 30, 2023. This was mainly attributable to the net loss of S$3,999,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, debt issuance cost, and impairment loss of goodwill totaling S$890,000. This was partially offset against net cash inflows arising from the net change in operating assets and liabilities of S$588,000.

Investing Activities

Net cash flows used in investing activities was S$263,000 for the six months ended June 30, 2024. This was primarily due to the increase in intangible assets of S$263,000.

Net cash flows used in investing activities was S$189,000 for the six months ended June 30, 2023. This was primarily due to the increase in intangible assets of S$229,000 and the purchase of property and equipment of S$23,000. This was partially offset against net cash inflow from the acquisition of subsidiaries of S$63,000.

Financing Activities

Net cash provided by financing activities was S$11,067,000 for the six months ended June 30, 2024. This was contributed by the IPO proceeds of S$15,889,000 and proceeds from the note from a shareholder amounting to S$950,000. This was partially offset by the repayment of note from a shareholder and convertible loans of S$3,800,000 and S$1,972,000 respectively.

Net cash provided by financing activities was S$2,000,000 for the six months ended June 30, 2023. This was contributed by proceeds from the note from a shareholder amounting to S$2,000,000.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

Concentrations and credit risk

Our primary exposure to credit risk arises from our operating activities, which primarily from our accounts receivables. We are not exposed to significant default risk from a single customer. We conduct credit evaluations on our customers and typically do not require collateral or other forms of security. In determining the allowance for doubtful accounts, we periodically assess the creditworthiness of our existing customers, primarily considering factors such as the age of the receivables and the specific credit risks associated with each customer.

Interest rate risk

Our primary exposure to interest rate risk primarily stems from our interest-bearing financial liabilities. We conduct regular reviews of our liabilities and closely monitor fluctuations in interest rates to ensure that our exposure remains within acceptable levels. We do not employ interest rate derivatives as a means to mitigate our interest rate risk.

Recent Developments

On August 2, 2024, the Company incorporated a new subsidiary in Singapore, namely RGTC Pte Ltd.

On September 12, 2024, the Company issued 107,555 Class A Ordinary Shares to Maxim Partners LLC upon its cashless exercise of representative’s warrants that were issued to Maxim in connection with the Company’s IPO.

On September 26, 2024, Ryde Group Ltd entered into a placement agency agreement with Maxim Group LLC as the exclusive placement agent for an offering of 5,300,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase a Class A Ordinary Share at $0.85 per unit. The Company also entered into a securities purchase agreement with purchasers and a warrant agency agreement with VStock Transfer LLC. The offering was registered with the SEC on Form F-1 (Registration No. 333-282076), declared effective on September 25, 2024, and closed on September 27, 2024. The Company paid Maxim Group LLC a 7.0% cash fee of gross proceeds and agreed to restrictions on future share issuance for six months post-closing. The warrants, exercisable immediately, have a five-year expiry and ownership limitations. In this offering, the Company received gross proceeds in the amount of US$4.5 million before deducting any underwriting discount or expenses.

Non-US GAAP Financial Measures

This document include references to non-US GAAP financial measures. Ryde uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Ryde’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP. In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. See below for additional explanations about the non-US GAAP financial measures, including their definitions and a reconciliation of these measures to the most directly comparable US GAAP financial measures.

Explanation of non-IFRS financial measures:

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation, (e) impairment loss on goodwill, and (f) share listing and associated expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-IFRS Financial Measures”.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Net loss	(3,999)	(13,542)	(9,992)
Depreciation and amortization expenses	181	247	182
Finance costs	52	75	55
Impairment of goodwill	664	-	-
Share listing and associated expenses	1,063	1,809	1,335
Share-based compensation	-	9,807	7,237
Adjusted EBITDA	(2,039)	(1,604)	(1,183)